UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Mettler-Toledo International Inc.
(Exact name of registrant as specified in its charter)

Delaware	File No. 001-13595	13-3668641
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Polaris Parkway Columbus, OH 43240 and Im Langacher 44 CH-8606 Greifensee, Switzerland
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: 1-614-438-4511 and +41-44-944-22-11

Shawn P. Vadala, Chief Financial Officer
1-614-438-4511
(Name and telephone number, including area code, of the person to contract in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information this form applies:

☑	Rule 13p - 1 under the Securities Exchange Act (17 CFR 240.13p - 1) for the reporting period for January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Mettler-Toledo International Inc. (the “Company”) has filed a Conflict Minerals Report (the “Report”) pursuant to Rule 13p-1 of the Securities Exchange Act (17 CFR 240.13p-1). The Report is attached as Exhibit 1.01 to this Form SD. The Report is also publicly available at www.mt.com/businesspartner.

Item 1.02 Exhibit

The Company has filed a Conflict Minerals Report as required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METTLER-TOLEDO INTERNATIONAL INC.
Dated:	May 31, 2016	By:	/s/ William P. Donnelly
William P. Donnelly
Executive Vice President